Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2022.

As at July 31, 2022
(in millions of Canadian dollars)
Subordinated Debt	7,443

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,708
Common Shares	17,392
Contributed Surplus	315
Retained Earnings	41,653
Accumulated Other Comprehensive Income	1,926

Total Equity	66,994
Total Capitalization	74,437

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 42, 44, 46 and 50. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2022.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1 and 2. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2022.